

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-Mail
Mr. Joel M. Bennett
Chief Financial Officer
JAKKS Pacific, Inc.
22619 Pacific Coast Highway
Malibu, California 90265

>   **Re: JAKKS Pacific, Inc.**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **Form 10-Q for the Quarter Ended June 30, 2012**
>   **Filed August 7, 2012**
>   **File No. 001-35448**

Dear Mr. Bennett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 6. Selected Financial Data, page 23

1. Please revise to disclose cash dividends declared per common share. See guidance in Item 301 of Regulation S-K.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

<u>Liquidity and Capital Resources, page 35</u>

2. Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

3. We note from your disclosure in Note 12 that you have cumulative undistributed earnings of non-U.S. subsidiaries that are considered to be permanently reinvested outside the U.S. and for which additional tax expense may be incurred if these earnings are repatriated to the U.S. Please revise the liquidity section of MD&A to disclose the amount of cash and short term investments held by foreign subsidiaries; a statement that you would need to accrue and pay taxes if repatriated; and a statement that you do not intend to repatriate the funds, if true.

4. Please revise to disclose an estimate of your expected capital expenditures for the upcoming fiscal year.

<u>Notes to the Financial Statements</u>

<u>Note 12. Income Taxes, page 61</u>

5. We note from the reconciliation of the provision (benefit) for income taxes to the U.S. federal statutory rate that the effect of differences in U.S. and foreign statutory rates is 1031.8% in 2011. Please explain to us the reasons why the difference is so significant in 2011 relative to prior years. Also, please tell us the nature of the "other" reconciling item which is 46.2% for the year ended December 31, 2011.

6. We note your disclosure that you have cumulative undistributed earnings of non-US subsidiaries for which U.S. taxes have not been provided and that these earnings are intended to be permanently reinvested outside the US. Please revise to disclose the amount of the undistributed earnings of foreign subsidiaries. See guidance in ASC 740-30-50.

<u>Note 19. Selected Quarterly Financial Data (Unaudited), page 72</u>

7. We note your quarterly income (loss) from operations includes significant fluctuations in amounts between quarters, particularly during 2011. Please revise to disclose the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

Schedule II – Valuation and Qualifying Accounts, page 75

8. We note during the year ended December 31, 2011, reserves for sales returns and allowances increased from $28.3 million to $43.4 million or 53%, and that you charged approximately $68 million to the income statement, an increase of $15.5 million or 29.5% over the amount charged in the prior year. In accordance with Item 303(A)(3)(ii) of Regulation S-K, you are required to describe within MD&A any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Additionally, events that will cause a material change in the relationship between costs and revenues shall also be disclosed. Given the significant increase during fiscal 2011, please explain to us and revise MD&A to explain the nature and underlying business reason(s) for the increase in the reserve at December 31, 2011 and the amount recognized during the year and whether the trend is expected to continue.

Form 10-Q for the Qtr Ended June 30, 2012

Note 16. Subsequent Events, page 19

9. We note your disclosure that on July 26, 2012 you completed the acquisition of Maui, Inc. for $32 million cash plus contingent payments in an amount up to an additional $33 million. Please tell us the acquisition date fair value of the total consideration transferred, including an explanation of how you determined the fair value of the contingent consideration. Also, please tell us how you allocated the total purchase price to the acquired assets, liabilities and intangible assets.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief